UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ___)

INTELLECT NEUROSCIENCES, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 4 Pages

CUSIP No.	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – Series C Convertible Preferred Stock representing 55,292,696 shares of Common Stock on an as converted basis.

6.	SHARED VOTING POWER - None

7.	SOLE DISPOSITIVE POWER – Series C Convertible Preferred Stock representing 55,292,696 shares of Common Stock on an as converted basis.

8.	SHARED DISPOSITIVE POWER - None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

Series C Convertible Preferred Stock representing 55,292,696 shares of Common Stock on an as converted basis.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

Does not include the full conversion of Series C Convertible Preferred Stock held by Longview Fund LP which contain a contractually stipulated 9.9% ownership restriction. The full conversion of Series C Convertible Preferred Stock of Longview Fund LP’s securities would exceed this restriction.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12.	TYPE OF REPORTING PERSON

OO

CUSIP No.	13G	Page 3 of 4 Pages

ITEM 1 (a) NAME OF ISSUER: Intellect Neurosciences, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632

ITEM 2 (a) NAME OF PERSON FILING: Longview Fund L.P.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

66 Bovet Road, Suite 320, San Mateo, CA 94402

ITEM 2 (c) CITIZENSHIP: California

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value

ITEM 2 (e) CUSIP NUMBER:

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: Series C Convertible Preferred Stock representing 55,292,696 shares of Common Stock on an as converted basis.

(b) PERCENT OF CLASS: 9.9%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

Series C Convertible Preferred Stock representing 55,292,696 shares of Common Stock on an as converted basis.

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

Series C Convertible Preferred Stock representing 55,292,696 shares of Common Stock on an as converted basis.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No.	13G	Page 4 of 4 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2014
(Date)

/s/ S. Michael Rudolph
(Signature)

S. Michael Rudolph, CFO of Viking Asset
Management LLC, as Investment Manager
(Name/Title)